

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2022

Mark Horowitz
Chief Financial Officer
Longview Acquisition Corp. II
767 Fifth Avenue, 44th Floor
New York, NY, 10153

      Re: Longview Acquisition Corp. II
          Preliminary Proxy Statement on Schedule 14A
          Filed October 21, 2022
          File No. 001-40242

Dear Mark Horowitz:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Industrial Applications and Services

cc: Christopher Capuzzi